ACM Government Opportunity Fund, Inc.   Exhibit 77C
811-5595


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of
ACM Government Opportunity Fund, Inc. ("ACM IV") was held on
March 8, 2001.
A description of each proposal and number of shares voted at the meeting are as follows:



To elect three Directors of ACM IV for a term of three years and until his successor is duly elected and qualifies.

		   Shares Voted for Shares voted      Shares
				    	    Against         Abstained

John H. Dobkin     11,695,985.784    0            113,732.902

Clifford L. Michel 11,699,989.781    0            109,728.905

Donald J. Robinson  11,686,652.784   0            123,065.902





To ratify the selection of Ernst & Young LLP as independent accountants for ACM IV, and for its fiscal year ending in July 31, 2001.


		Shares Voted for      Shares voted      Shares
				    	    Against         Abstained

		   11,696,438.768     44,412.965       68,866.953